UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c) and (d) and Amendments Thereto Filed Pursuant To 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Uxin Limited

(Name of Issuer)

Ordinary Shares, par value of $0.0001 per share

(Title of Class of Securities)

91818X 108

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Kun Dai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 58,086,271
	6	SHARED VOTING POWER 75,893,890
	7	SOLE DISPOSITIVE POWER 58,086,271
	8	SHARED DISPOSITIVE POWER 75,893,890

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,980,161
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.2%.* The voting power of the shares beneficially owned represent 40.2% of the total outstanding voting power.**
12	TYPE OF REPORTING PERSON IN

*

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the Issuer’s issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2018.

**

The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2018. Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to ten votes per share on all matters submitted to them for a vote.

1	NAMES OF REPORTING PERSONS Xin Gao Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 40,809,861
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 40,809,861
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,809,861
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%.* The voting power of the shares beneficially owned represent 32.7% of the total outstanding voting power.**
12	TYPE OF REPORTING PERSON CO

*

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the Issuer’s issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2018.

**

The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2018. Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to ten votes per share on all matters submitted to them for a vote.

1	NAMES OF REPORTING PERSONS Gao Li Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 17,276,410
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 17,276,410
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,276,410
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0%.* The voting power of the shares beneficially owned represent 1.4% of the total outstanding voting power.**
12	TYPE OF REPORTING PERSON CO

*

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the Issuer’s issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2018.

**

The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2018. Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to ten votes per share on all matters submitted to them for a vote.

ITEM 1(a).	NAME OF ISSUER:

Uxin Limited

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

2-5/F, Tower E, LSHM Center,

No. 8 Guangshun South Avenue,

Chaoyang District, Beijing, 100102

The People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Kun Dai

Xin Gao Group Limited

Gao Li Group Limited

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Kun Dai

Uxin Limited

2-5/F, Tower E, LSHM Center,

No. 8 Guangshun South Avenue,

Chaoyang District, Beijing, 100102

The People’s Republic of China

Xin Gao Group Limited

c/o Kun Dai

Uxin Limited

2-5/F, Tower E, LSHM Center,

No. 8 Guangshun South Avenue,

Chaoyang District, Beijing, 100102

The People’s Republic of China

Gao Li Group Limited

c/o Kun Dai

Uxin Limited

2-5/F, Tower E, LSHM Center,

No. 8 Guangshun South Avenue,

Chaoyang District, Beijing, 100102

The People’s Republic of China

ITEM 2(c).	CITIZENSHIP:

Kun Dai – People’s Republic of China

Xin Gao Group Limited – British Virgin Islands

Gao Li Group Limited – British Virgin Islands

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary shares, par value of $0.0001 per share

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

ITEM 2(e).	CUSIP NO.:

91818X 108

This CUSIP number applies to the American Depositary Shares of the Issuer (“ADSs”), each representing three Class A ordinary shares of the Issuer, par value $0.0001 per share. No CUSIP has been assigned to the ordinary shares.

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSONS FILING IS A:

Not applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of par value of $0.0001 per share of Uxin Limited by each of the reporting persons is provided as of December 31, 2018:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Kun Dai	133,980,161	15.2	58,086,271	75,893,890	58,086,271	75,893,890
Xin Gao Group Limited	40,809,861	4.6	40,809,861	0	40,809,861	0
Gao Li Group Limited	17,276,410	2.0	17,276,410	0	17,276,410	0

The 133,980,161 ordinary shares of the Issuer beneficially owned by Mr. Kun Dai comprise (i) 40,809,861 Class B ordinary shares directly held by Xin Gao Group Limited as described below, (ii) 17,276,410 Class A ordinary shares held by Gao Li Group Limited as described below, (iii) 61,129,800 and 14,764,090 Class A ordinary shares of the Issuer held by Kingkey New Era Auto Industry Global Limited and BOCOM International Supreme Investment Limited, respectively, as described below.

Xin Gao Group Limited, a British Virgin Islands company, directly holds 40,809,861 Class B ordinary shares of the Issuer. Xin Gao Group Limited is 100% owned by Mr. Kun Dai, and Mr. Dai is the sole director of Xin Gao Group Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Dai may be deemed to beneficially own all of the shares of the Issuer held by Xin Gao Group Limited.

Gao Li Group Limited, a British Virgin Islands company, directly holds 17,276,410 Class A ordinary shares of the Issuer. Gao Li Group Limited is currently 100% owned by Mr. Kun Dai, and Mr. Dai is the sole director of Gao Li Group Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Dai may be deemed to beneficially own all of the shares of the Issuer held by Gao Li Group Limited.

Kingkey New Era Auto Industry Global Limited (“Kingkey Global”), a British Virgin Islands company, directly holds 61,129,800 Class A ordinary shares of the Issuer. The shareholders of Kingkey Global are First Tycoon Ventures Limited, Excellent Ace Holdings Limited and Mr. Jiarong Chen, holding 56%, 37.33% and 6.67% of Kingkey Global, respectively. First Tycoon Ventures Limited is 66.7% and 33.3% held by Sail Best Investments Limited and JenCap UX III, respectively. Sail Best Investments Limited is wholly owned by Kingkey Investment Group Limited, a company jointly owned by Mr. Jiarong Chen and Mr. Jiajun Chen. Mr. Kun Dai, together with Mr. Jiarong Chen and JenCap UX III, jointly decides the disposal and voting of the shares of the Issuer directly held by Kingkey Global, and is deemed to be the beneficial owner of all the shares of the Issuer held by Kingkey Global.

BOCOM International Supreme Investment Limited (“BOCOM”), a British Virgin Islands company, directly holds 14,764,090 Class A ordinary shares of the Issuer. Mr. Kun Dai, together with Mr. Jiarong Chen and JenCap UX, jointly decides the disposal and voting of the shares of the Issuer directly held by BOCOM, and is deemed to be the beneficial owner of all the shares of the Issuer held by BOCOM.

The percentage of the class of securities beneficially owned by each of the reporting persons as of December 31, 2018 is based on 880,659,899 outstanding ordinary shares as a single class, being the sum of 839,850,038 Class A ordinary shares and 40,809,861 Class B ordinary shares outstanding as of the same date, assuming conversion of all Class B ordinary shares into Class A ordinary shares, and excluding the 23,520,495 Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plan.

Share Transfer by Kingkey New Era Auto Industry Limited (“Kingkey”)

Kingkey, a British Virgin Islands company, directly held 57,045,450 Class A ordinary shares of the Issuer immediately after the completion of the initial public offering of the Issuer (the “IPO”), and currently does not hold any shares in the Issuer after the Share Transfer as described below. The shareholders of Kingkey are Excellent Ace Holdings Limited and ACME Celestial Limited, which hold 40% and 60% of the shares in Kingkey, respectively. Excellent Ace Holdings Limited is wholly owned by Mr. Kun Dai. ACME Celestial Limited is 66.7% and 33.3% held by Mr. Jiarong Chen and JenCap UX, respectively. Mr. Kun Dai, together with Mr. Jiarong Chen and JenCap UX, jointly decides the disposal and voting of the shares of the Issuer directly held by Kingkey, and is deemed to be the beneficial owner of all the shares of the Issuer held by Kingkey, if any.

Prior to the completion of the IPO of the Issuer, the shares held by Gao Li Group Limited, Kingkey, Kingkey Global and BOCOM in the Issuer, accounting for 2.2%, 7.2%, 7.7%, and 1.9% of the outstanding ordinary shares of the Issuer on an as-converted basis at the time, respectively, had been pledged in favor of third-party lenders in connection with certain loan agreements entered into in 2017 with a term of two years, most proceeds of which were used to fund the purchase of shares in the Issuer in the latest rounds of pre-IPO equity financings. The enforcement of the pledged shares by the lenders upon an event of default is not subject to restrictions in the lock-up agreements entered into between these shareholders of the Issuer and the underwriters of the IPO.

Among these entities, Kingkey as borrower pledged 57,045,450 Class A ordinary shares (the “Pledged Shares”) pursuant to a share charge in favor of a third-party lender in connection with a loan under a facility agreement entered into with the lender on October 25, 2017. After the IPO of the Issuer, a confirmatory security deed relating to the original share charge was entered into by Kingkey as chargor on July 27, 2018 in light of the pledged shares being converted from preferred shares into Class A ordinary shares upon the completion of the IPO of the Issuer, and a deed of undertaking supplementing the original facility agreement was entered into by Kingkey as borrower on September 28, 2018, which added a margin call and top-up requirement relating to the loan. On December 19, 2018, the lender issued an instruction letter to enforce its security interests in the Pledged Shares, and the Pledged Shares have been transferred by Kingkey to the lender as a result thereof (the “Share Transfer”). The lender may hold or dispose of these securities at its discretion, including on the public market, as repayment of the outstanding loan and satisfaction of other obligations under the facility agreement. After the Share Transfer, Kingkey does not hold any shares in the Issuer.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATIONS

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2019

Kun Dai	/s/ Kun Dai
Kun Dai

Xin Gao Group Limited	By:	/s/ Kun Dai
	Name:	Kun Dai
	Title:	Director

Gao Li Group Limited	By:	/s/ Kun Dai
	Name:	Kun Dai
	Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement